Exhibit K



I certify that I am the duly elected and acting Secretary of Papp
Stock Fund, Inc. and that the following resolutions were unanimously adopted by its Board of Directors at a regular meeting thereof held on June 21, 2002 and that said resolutions are in full force and effect.

RESOLVED:  	That the engagement of Arthur Andersen, LLP as
independent public accountants for the Papp Family of Funds is no longer in the best interests of the Funds and their shareholders. Accordingly, Arthur Andersen, LLP shall be deemed to have resigned its position, effective as of the engagement of new independent public accountants.

RESOLVED FURTHER: That Deloitte & Touche LLP are selected as independent public accountants for each of the Papp Funds, for the fiscal year ending December 31, 2002, conditioned upon the right of each Fund to terminate such engagement forthwith, without penalty upon the vote of each Fund's Board of Directors or the holders of a majority of a Fund's outstanding voting securities.

Papp Stock Fund, Inc.



by:  Robert L.
Mueller

	August 14, 2002